==================================================================================

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES ACT OF 1934.

Commission File No. 000-50232

CANPRO PLACEMENT SERVICES, INC.
 (Exact name of registrant as specified in its charter)

777- Dunsmiur Street, Suite 1600
P.O. Box 10425, Pacific Center
Vancouver, British Columbia
Canada V7Y 1K4
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, 0.00001 par value
 (Title of each class of securities covered by this form)

None
 (Titles of all other classes of securities for which a duty to file reports under 13(a) and 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ x ]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]

Approximate number of holders of record as of the certification or notice date: 2

Pursuant to the requirements of the Securities Exchange Act of 1934, CanPro Placement Services Inc. has caused this certification/notice to be signed on its behalf by the undersigned authorized person.

April 15, 2004	By:	/s/ Patrick De Witt
Patrick De Witt, President

===================================================================================